

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CVF Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343 Millburn Avenue, Suite 204
(No. and Street)

Millburn	New Jersey	07041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Mark Furman — (973) 564-5600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chaifetz & Schreiber, CPAs, P.C.
(Name — *if individual, state last, first, middle name*)

21 Harbor Park Drive N.,	Port Washington,	NY	11050
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Mark Furman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CVF Securities, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LYNNAN NAGLE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Mar. 8, 2006

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income ~~(Loss)~~. and Retained Earnings
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CVF SECURITIES, INC.

TABLE OF CONTENTS

CS CHAIFETZ & SCHREIBER, P.C.

Certified Public Accountants

21 Harbor Park Drive N
Port Washington, NY 11050
Telephone: (516) 484-8700
Facsimile: (516) 484-8770
www.chaifetzandschreiber.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CVF Securities, Inc.
Millburn, NJ 07041

Gentlemen:

We have audited the accompanying statement of financial condition of CVF Securities, Inc. as at December 31, 2001, and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CVF Securities, Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8, schedule of computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chaifetz & Schreiber, P.C.

January 23, 2002

CVF SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSET - Cash and cash equivalents	$ 12,811
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 1,000 shares authorized, 10 shares issued and outstanding	1
Additional paid-in capital	9,899
Retained earnings	2,911
Total stockholder's equity	12,811
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 12,811

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME:	
Fee income	$ 72,000
Interest income	333
Total income	72,333
EXPENSES:	
Management fees	64,250
Dues and registration fees	4,243
Professional fees	2,000
Total	70,493
INCOME BEFORE INCOME TAXES	1,840
PROVISION FOR INCOME TAXES	255
NET INCOME	1,585
RETAINED EARNINGS - JANUARY 1, 2001	1,326
RETAINED EARNINGS - DECEMBER 31, 2001	$ 2,911

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock $.01 Par Value		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
BALANCE - JANUARY 1, 2001	10	$ 1	$9,899	$ 1,326	$ 11,226
Net income	-	-	-	1,585	1,585
BALANCE - DECEMBER 31, 2001	10	$ 1	$9,899	$ 2,911	$ 12,811

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,585
NET INCREASE IN CASH	1,585
CASH AND CASH EQUIVALENTS - JANUARY 1, 2001	11,226
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2001	$ 12,811
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for:	
Income taxes	$ 255

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. NATURE OF BUSINESS

General - CVF Securities, Inc. (the "Company") was formed on October 12, 1989, to engage in private equity placements and other equity related placements. The Company is registered as a broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Revenue is recognized as earned. Fees are recorded when all aspects of a proposed transaction are satisfied and the earnings process is complete, and is typically based on the amount of capital raised in the transaction.

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

Income Taxes - The Company files its income tax returns using the cash method of accounting. Generally accrual of expenses is the only temporary difference resulting from the use of this method rather than the accrual method as required by generally accepted accounting principles. At December 31, 2001, the Company has available net operating loss carryforwards of approximately $23,500, which expire through the year 2018.

The deferred tax benefit attributable to the carryforwards amounting to $4,700 has been offset by a valuation allowance as ultimate realizability of the benefit is uncertain.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all money market funds and highly liquid debt securities with an original maturity of three months or less to be cash equivalents.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $12,811, which was $7,811 in excess of its required net capital.

4. MAJOR CUSTOMER

During 2001, 83% of total fee income was earned from two customers.

5. RELATED PARTY TRANSACTIONS

The Company pays a management fee to VF Capital ("VF") a related entity for certain administrative expenses and consulting services. Such fee amounted to $49,375 for the year ended December 31, 2001.



SUPPLEMENTARY INFORMATION

CVF SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

TOTAL STOCKHOLDER'S EQUITY AND NET CAPITAL	$12,811
Percentage of aggregate indebtedness to net capital	0%
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL OVER MINIMUM REQUIREMENT	$ 7,811

There were no material differences between the computation for determination of net capital as required under Rule 15c3-1 included in this report, and the computation included with the Company's unaudited FOCUS report as at December 31, 2001.

See Independent Auditors' Report.

CS CHAIFETZ & SCHREIBER, P.C.

Certified Public Accountants

21 Harbor Park Drive N
Port Washington, NY 11050
Telephone: (516) 484-8700
Facsimile: (516) 484-8770
www.chaifetzandschreiber.com

To the Board of Directors
CVF Securities, Inc.
Millburn, NJ 07041

Gentlemen:

In planning and performing our audit of the financial statements of CVF Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3 of the Securities and Exchange Commission. As at December 31, 2001, the Company was in compliance with the conditions of the exemption and no facts came to our attention indicating that such exemption had not been complied with during the year. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements of prompt payment for securities of Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in a Company the size of CVF Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Port Washington, New York
January 23, 2002


SEC MAIL
RECEIVED
MAR 0 1 2002
WASH. D.C.
354
SECTION

CVF SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(With Supplementary Information)